LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

October 14, 2025

Mr. Daniel Greenspan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Optimized Equity Income ETF (S000096088)

Dear Mr. Greenspan,

The purpose of this letter is to respond to oral comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 29, 2025 regarding the Trust’s Post-Effective Amendment No. 377 (“PEA No. 377”) to its registration statement, filed on behalf of its series, Optimized Equity Income ETF (the “Fund”). PEA No. 377 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N‑1A on August 8, 2025 for the purpose of registering the Fund as new series of the Trust. The Staff’s comments and the Trust’s responses to those comments are set forth below. Capitalized terms used herein have the same meaning as in PEA No. 377.

Prospectus

1.Staff Comment: To the extent the Fund expects that its investments in U.S. equities may include a significant amount of foreign issuers such as ADRs, please include corresponding disclosure in the “Principal Investment Strategies” section and consider whether there are any associated principal risks.

Response: The Trust confirms that the Fund does not expect to hold a significant amount of securities issued by foreign issuers.

2.Staff Comment: With respect to the options strategy, please disclose the extent to which the Fund’s options writings will be covered positions, if known.

Response: The Trust has added the following disclosure to the third paragraph of the “Fund Summary – Principal Investment Strategies” section (new language appears in bold):

A key aspect of the Fund’s strategy is the generation of monthly income through a combination of dividend payments from equity holdings and premiums from the Fund’s options strategy, which involves writing (selling) call options with an attractive strike price (e.g., close to the current price of the underlying asset). Such options contracts may be either European-style or American-style standardized options, and generally will be listed on a national securities exchange and cash-settled. The Fund may write call options on individual securities held in the portfolio, as well as on equity market indexes (primarily broad market indexes such as the S&P 500®) or ETFs that seek to track such ~~broad market~~ indexes. The Fund may write covered call options on the individual securities held in the portfolio, but does not anticipate doing so to a significant extent. The Fund typically targets selling call options with a notional value of 25% to 75% of the value of its equity holdings. Options contracts are generally written with expiration terms ranging from one to six months from the trade date. The Adviser seeks to optimize the trade-off between income generation and the potential limitation on capital appreciation from the options strategy. In addition, the Fund does not guarantee that distributions will always be paid or will be at a relatively stable level.

3.Staff Comment: With respect to the Fund’s obligation to post collateral when writing options, please disclose how the Fund expects to meet those requirements.

Response: The Trust has added the following disclosure to the “Fund Summary – Principal Investment Strategies” section:

“Collateral for the Fund’s options strategy will consist of long positions on its equity holdings and cash held by the Fund.”

4.Staff Comment: It is unclear whether the Fund expects to write options primarily on the securities in its portfolio, or if it will be a mixture. If the Fund intends to take positions primarily on the securities it owns, please disclose whether there are any limitations on the amounts of securities that the Fund may write options or take options positions in its portfolio.

Response: The Trust has added disclosure responsive to this comment in its response to Staff Comment #2 above. With respect to limitations on options, please see the Trust’s response to Staff Comment #9 below.

5.Staff Comment: Please disclose the extent to which the Fund’s options contracts may be limited. Will these be exchange-listed options only? As far as the types of options, will they be FLEX or standardized, European or American style? Please disclose salient characteristics.

Response: The Trust has added disclosure responsive to this comment in its response to Staff Comment #2 above. Currently, the Trust does not anticipate that the Fund will invest in FLEX options.

6.Staff Comment: It is unclear whether the Fund will only be transacting in cash settled options. If the Fund will transact in non-cash settled options, please disclose the risk that the Fund might be obligated to receive or take ownership, or deliver shares of the underlying assets.

Response: The Fund will be dealing primarily with cash-settled options. However, the Trust will add the following disclosure to the Options Risk:

“Additionally, if the Fund transacts in non-cash settled options, the Fund may be obligated to receive or deliver shares of the underlying stock.”

7.Staff Comment: The Staff notes that the Fund’s principal investment strategy is dependent upon market conditions, especially volatility. Please disclose in the “Principal Investment Strategies” or “Principal Investment Risks” section that the profitability of selling options is based on a number of factors, such as whether the options are out-of-the-money or in-the-money, and will be subject to different outcomes and dependencies. Please consider language in the disclosure to the effect of, “Profitability will be dependent on a variety of unpredictable factors. Because of the unpredictability of these factors, outcomes may or may not be profitable, and there is no guarantee that any given situation will occur.”

Response: The Trust has added the following disclosure to the “Options Risk” discussion in the “Principal Investment Risks” section:

“The profitability of selling options is dependent on a variety of unpredictable factors, such as whether an options contract is out-of-the-money or in-the-money, as well as general market conditions such as volatility. Because of the unpredictability of these and other factors, outcomes may or may not be profitable.”

8.Staff Comment: The “Principal Investment Strategies” states: “The Fund typically targets selling call options with a notional value of 25% to 75% of the value of its equity holdings.” Please briefly explain in disclosure the concept of “notional value.”

Response: The Trust has added the following disclosure to the “Fund Summary – Principal Investment Strategies” section:

“Notional value refers to the number of option contracts owned by the Fund, multiplied by the size of the contract (i.e., the number of shares a contract controls), multiplied by the strike price (i.e., the predetermined price at which the owner of an options contract can buy or sell the underlying asset).”

9.Staff Comment: If there are any caps or limits on the 25% to 75% notional value range, please disclose, and, if applicable, that the Fund’s exposure is subject to the upper limit.

Response: The Trust has added the following disclosure to the fourth paragraph of the “Fund Summary – Principal Investment Strategies” section:

“The Fund expects the total notional value of the written call options and the total value of the purchased call and put options to each not exceed 100% of the Fund’s net assets at the time of entering the positions.”

10.Staff Comment: The “Principal Investment Strategies” section states: “[i]n addition, the Fund does not guarantee that distributions will always be paid or will be at a relatively stable level.” Please disclose the possibility that all or a portion of the distributions may constitute a return of capital.

Response: The Trust respectfully directs the Staff’s attention to the “Distribution Policy Risk” discussion in the “Principal Investment Risks” section, which is included below:

Distribution Policy Risk. The Fund’s distributions in respect of any period may exceed the amount of the Fund’s income and gains for that period. In that case, some or all of the Fund’s distributions may constitute a return of capital to shareholders. It is possible for the Fund to suffer substantial investment losses and simultaneously experience additional asset reductions as a result of its distributions to shareholders. A return of capital distribution generally will not be taxable but will decrease the shareholder’s cost basis in the Shares and will result in a higher capital gain or lower capital loss when those shares on which the distribution was received are sold. Once a shareholder’s cost basis is reduced to zero, further distributions will be treated as capital gain, if the shareholder holds Shares as capital assets. A distribution constituting a return of capital is not a distribution of income or capital gains earned by the Fund and should not be confused with the Fund’s “yield” or “income.” In addition, the Fund does not guarantee that distributions will always be paid at a relatively stable level.

11.Staff Comment: In the “Principal Investment Risks” section, the second sentence of the “Options Risk” mentions index call options. Please consider deleting the reference to “index” if disclosure is not intended to be specific to these options.

Response: The Trust has made the requested revision.

12.Staff Comment: With respect to the section “Additional Information About the Fund”, the Staff notes that the bulk of the Fund’s investment strategies is in Item 4 instead of in Item 9. Please consider whether additional disclosure of the Fund’s strategy is required in Item 9. To the extent there is additional detail that can be provided, please do so in Item 9.

Response: The Trust has reviewed the current disclosures related to the Funds’ principal investment strategies and believes they are responsive to Items 4 and 9 of Form N-1A. With respect to disclosure in Item 4 that is not included or expanded upon in Item 9, the Registrant notes that General Instruction C.3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Trust believes the disclosure currently included in Item 9 expands upon items that are summarized in Item 4, without duplicating disclosures already provided in Item 4.

*	*	*

If you have any questions regarding this correspondence or the responses herein, please do not hesitate to contact the undersigned at 608-716-8890.

Sincerely,

/s/ Chad Fickett
Chad Fickett
Secretary

4